SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	0-9358
CUSIP NUMBER

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: September 30, 2006

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Impart Media Group, Inc. 1300 North Northlake Way Seattle, Washington 98103-8919

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     We are unable to file our Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2006 within the prescribed time period without unreasonable effort or expense because our finance and accounting personnel are devoting substantial time and effort to the preparation of a restatement of the financial statements that were included in our Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2006, as filed with the Securities and Exchange Commission (the "Commission") on August 21, 2006. As a result, we were delayed in our preparation of our financial statements to be included in our Quarterly Report for the fiscal quarter ended September 30, 2006.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Stephen Wilson	206	633-1852

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     We anticipate a significant change in our results of operations for the three and nine months ended September 30, 2006 as compared to the three and nine months ended September 30, 2005 for the reasons described below.

      We expect to incur net losses of $3.4 million and $9.3 million, respectively, for the three months and nine months ended September 30, 2006 as compared to net losses of approximately $820,000 and $980,000, respectively, for the three and nine months ended September 30, 2005.

      The increases in our net losses are primarily due to increased general and administrative expenses of $4.0 million and $10.7 million, respectively, for the three and nine month periods ended September 30, 2006, as compared to $1.2 million and $1.9 million, respectively, for the same periods in 2005. General and administrative expense for the three and nine month periods ended September 30, 2006 includes an impairment of asset charge of $724,000.

Impart Media Group, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2006	By:	/s/ Stephen Wilson Stephen Wilson Vice President Finance and Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).